UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. __)*

                     OMNICOMM SYSTEMS, INC.
                  ----------------------------
                        (Name of Issuer)


             Common Stock, par value $.001 per share
            -----------------------------------------
                 (Title of Class of Securities)

                           68212 U 10 4
                          --------------
                          (CUSIP Number)

                       February 16, 2007
 ---------------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------

Cusip No. 68212 U 10 4
                        SCHEDULE 13G         Page 2 of 8 Pages


(1)  NAME OF REPORTING PERSON
     Fernando Montero

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     not applicable
     ________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]
     (See Instructions)                                 (b) [ X ]

     ________________________________________________________________

(3)  SEC USE ONLY

     ________________________________________________________________

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     ________________________________________________________________

               (5)  SOLE VOTING POWER
NUMBER OF
  SHARES            715,000 shares of Common Stock*
BENEFICIALLY   ______________________________________________________
  OWNED
 BY EACH       (6)  SHARED VOTING POWER
REPORTING
  PERSON            2,000,000*
   WITH        ______________________________________________________

               (7)  SOLE DISPOSITIVE POWER

                    715,000 shares of Common Stock*
               ______________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    2,000,000*
               ______________________________________________________

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,715,000*
     ________________________________________________________________

(10) CHECK BOX IF AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                               [  ]

     ________________________________________________________________

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.3%*
     ________________________________________________________________

(12) TYPE OF REPORTING PERSON
     IN

     ________________________________________________________________

As of April 18, 2007, the Sole Voting Power and the Sole Dispositive Power was 1,215,000 shares, the Shared Voting Power and Shared Dispositive Power was 2,500,000 shares, and the Aggregate Amount Beneficially Owned was 3,715,000 shares which includes 200,000 shares issuable upon the conversion of Series C Preferred Stock, and the Percent of Class Represented by Amount in Row (9) was 6.6% of the outstanding common shares.

Cusip No. 68212 U 10 4
                        SCHEDULE 13G         Page 3 of 8 Pages


(1)  NAME OF REPORTING PERSON
     Mentor Capital Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     F.E.I. 650802719
     ________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
     (See Instructions)                                  (b) [X ]

     ________________________________________________________________
(3)  SEC USE ONLY

     ________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida, United States

     ________________________________________________________________

               (5)  SOLE VOTING POWER
NUMBER OF           0
  SHARES       _______________________________________________________
BENEFICIALLY   (6)  SHARED VOTING POWER
  OWNED             2,000,000 shares of common stock*
 BY EACH       _______________________________________________________
REPORTING      (7)  SOLE DISPOSITIVE POWER
  PERSON            0
   WITH
               _______________________________________________________
               (8)  SHARED DISPOSITIVE POWER
                    2,000,000 shares of common stock*

               _______________________________________________________

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000,000 shares of common stock*

     ________________________________________________________________
(10) CHECK BOX IF AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                              [  ]

     ________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.3%*

     ________________________________________________________________
(12) TYPE OF REPORTING PERSON*
     CO

     ________________________________________________________________

*As of April 18, 2007, the Shared Voting Power and Shared
Dispositive Power was 2,500,000 shares, and the Aggregate Amount
Beneficially Owned was 2,500,000 shares, and the Percent of Class
Represented in Row (9) was 4.5% of the outstanding common shares.

Cusip No. 68212 U 10 4
                        SCHEDULE 13G         Page 4 of 8 Pages


(1)  NAME OF REPORTING PERSON
     Atlantic Balanced Fund

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     not applicable
     ________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
     (See Instructions)                                  (b) [X ]

     ________________________________________________________________

(3)  SEC USE ONLY

     ________________________________________________________________

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands

     ________________________________________________________________
               (5)  SOLE VOTING POWER
NUMBER OF           0
  SHARES       ______________________________________________________
BENEFICIALLY   (6)  SHARED VOTING POWER
  OWNED             2,000,000 shares of common stock*
 BY EACH       ______________________________________________________
REPORTING      (7)  SOLE DISPOSITIVE POWER
  PERSON            0
   WITH        ______________________________________________________
               (8)  SHARED DISPOSITIVE POWER
                    2,000,000 shares of common stock*
               ______________________________________________________

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000,000 shares of common stock*

     ________________________________________________________________

(10) CHECK BOX IF AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                              [  ]

     ________________________________________________________________

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.3%*

     ________________________________________________________________

(12) TYPE OF REPORTING PERSON*
     CO

     ________________________________________________________________

*As of April 18, 2007, the Shared Voting Power and Shared
Dispositive Power was 2,500,000 shares, and the Aggregate Amount
Beneficially Owned was 2,500,000 shares share, and the Percent of Class Represented in Row (9) was 4.5% of the outstanding common shares.

Cusip No. 68212 U 10 4
                        SCHEDULE 13G         Page 5 of 8 Pages

________________________________________________________________

                           ATTACHMENT

Item 1(a).  Name of Issuer

  OmniComm Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

  2101 West Commercial Blvd, Suite 4000, Ft. Lauderdale, FL 33309


Item  2(a)  and  2(b).  Name  of Person  Filing  and  Address  of
Principal Business Office or, if none, Residence

      This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of
                          ----------
the  Securities  Exchange Act of 1934, as amended (the  "Exchange
                                                         --------
Act"):  (i)  Fernando  Montero, with an  address  of  2665  South
----
Bayshore  Drive,  Suite  715, Miami, Florida  33133  ("Montero"),
(ii) Mentor Capital Corporation., 2665 South Bayshore Drive, Suite 715, Miami, Florida 33133 ("Mentor Capital"), and (iii) Atlantic Balanced Fund, a corporation organized under the laws of the British Virgin Islands with its principal business office located at 50 Street & Aquilino De La Guardia, Torre Banco Continental, No. 29, Republic of Panama ("ABF", and together with Montero and Mentor, the "Reporting Persons"). Mentor Capital is the fund manager for ABF having voting and dispositive control of the shares in OmniComm Systems, Inc. held by ABF and therefore may be deemed to beneficially own the shares held by ABF. Montero is president, director and sole shareholder of Mentor Capital and therefore may be deemed to beneficially own the shares held by ABF.

Item 2(c).  Citizenship

  Montero is a citizen of the United States.
  ABF is a corporation organized under the laws of the British
     Virgin Islands.
  Mentor Capital is a Florida Corporation.

Item 2(d).  Title of Class of Securities

  Common Stock, $.001 par value per share

Item 2(e).  CUSIP No.

  68212 U 10 4

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

            Not Applicable

Item 4.     Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Montero
     -------

Cusip No. 68212 U 10 4
                        SCHEDULE 13G         Page 6 of 8 Pages


     (a)  Amount  Beneficially Owned: 2,715,000  shares  of
          Common Stock held by Montero on the Date of Event Which
          Requires Filing of this Statement (3,715,000 shares of Common Stock as of April 18, 2007).

     (b)  Percent  of Class:   7.3% on the  Date  of  Event Which
          Requires Filing of this Statement (6.6% as of April 18, 2007)

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote      715,000 shares*

          (ii)  Shared power to vote or to direct the vote  2,000,000 shares*

         (iii)  Sole power to dispose or to direct the
                disposition of                                715,000 shares*

          (iv)  Shared power to dispose or to direct the
                disposition of                              2,000,000 shares*

*  As  of  April  18, 2007, the Sole Voting Power  and  the  Sole
Dispositive Power was 1,215,000 shares, the Shared Voting Power and Shared Dispositive Power was 2,500,000 shares.

Mentor Capital
--------------

     (a)  Amount  Beneficially Owned: 2,000,000  shares  of
          Common Stock held by Montero on the Date of Event Which
          Requires Filing of this Statement (2,500,000 shares of Common Stock as of April 18, 2007).

     (b)  Percent  of Class:   5.3% on the  Date  of  Event
          Which  Requires Filing of this Statement  (4.5%  as  of
          April 18, 2007)

     (c)  Number of shares as to which such person has:

          (i)   Sole  power to vote or to direct the vote           0

          (ii)  Shared power to vote or to direct the vote  2,000,000 shares*

         (iii)  Sole power to dispose or to direct the
                disposition of                                      0

          (iv)  Shared power to dispose or to direct the
                disposition of                              2,000,000 shares*

*As of April 18, 2007, the Shared Voting Power and Shared
Dispositive Power was 2,500,000 shares.

ABF
---
     (a)  Amount  Beneficially Owned: 2,000,000  shares  of
          Common Stock held by Montero on the Date of Event Which
          Requires Filing of this Statement (2,500,000 shares of Common Stock as of April 18, 2007).

     (b)  Percent  of Class:   5.3% on the  Date  of  Event
          Which  Requires Filing of this Statement  (4.5%  as  of
          April 18, 2007)

     (c)  Number of shares as to which such person has:

          (i)   Sole  power to vote or to direct  the  vote         0

         (ii)   Shared power to vote or to direct the vote  2,000,000 shares*

Cusip No. 68212 U 10 4
                        SCHEDULE 13G         Page 7 of 8 Pages



        (iii)   Sole power to dispose or to direct the
                disposition of                                      0

         (iv)   Shared power to dispose or to direct the
                disposition of                              2,000,000 shares*

*As of April 18, 2007, the Shared Voting Power and Shared
Dispositive Power was 2,500,000 shares.

Item 5.     Ownership of Five Percent or Less of a Class

Montero
-------

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ] Not Applicable.

Mentor Capital
--------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ X]

ABF
---

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ X]


Item  6.    Ownership of More Than Five Percent on Behalf of
            Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.


Item 7.     Identification and Classification of  the Subsidiary
            Which Acquired the Security Being  Reported on by the
            Parent Holding Company

     Not Applicable.

Item 8.     Identification and Classification of Members of the Group

     Not Applicable.

Item 9.     Notice of Dissolution of Group

     Not Applicable.

Cusip No. 68212 U 10 4
                        SCHEDULE 13G         Page 8 of 8 Pages


Item 10.  Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

       After   reasonable  inquiry  and  to  the  best   of   the
undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     April 18, 2007


                              /s/Fernando Montero
                              -------------------------------
                              Fernando Montero



                              Mentor Capital Corporation



                              /s/Fernando Montero
                              -------------------------------
                              Fernando Montero, President


                              Atlantic Balanced Fund




                             /s/ Eduardo Montero and Eliedith Guardia
                             ----------------------------------------
                             Authorized signators